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                              April 11, 2024

       ChiPing Cheung
       Chief Executive Officer
       Aureus Greenway Holdings Inc
       2995 Remington Boulevard
       Kissimmee, FL 34744

                                                        Re: Aureus Greenway
Holdings Inc
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 26,
2024
                                                            CIK No. 0002009312

       Dear ChiPing Cheung:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 27, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 26, 2024

       Notes to Audited Consolidated Financial Statements
       Note 11 - Income Tax, page F-26

   1. Please ensure your disclosure here satisfies all applicable guidance in ASC 740-10-50 and
                                                        Rule 4-08 of Regulation
S-X. For example, (1) deferred income tax expense should be
                                                        disaggregated between
federal and state, (2) the income tax reconciliation should be to the federal rate with state
income tax as a component of the reconciliation, and (3) provide a schedule of all
material items contributing to deferred tax assets and liabilities. Regarding item (3), clarify for
us if there are any temporary differences for property and equipment
                                                        (including related
depreciation) contributing to deferred income taxes, and if not, why not. Additionally,
provide the nature of the items for "Tax effect of temporary difference"
 ChiPing Cheung
Aureus Greenway Holdings Inc
April 11, 2024
Page 2
      reported and nondeductible expenses mentioned. Further, you disclose in this note that (a)
      as of December 31, 2022 the deferred tax assets of $277,634 represented the net operating losses recognized for Chrome I but we do not see this amount reported on the balance sheet at that date or in any schedule in this note, and (b) $84,914 of deferred tax assets for
      Chrome II were utilized during the year ended December 31, 2023 but the deferred tax assets table reports $111,518 was utilized in 2023; please clarify each.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameChiPing Cheung
                                                             Division of
Corporation Finance
Comapany NameAureus Greenway Holdings Inc
                                                             Office of Trade &
Services
April 11, 2024 Page 2
cc:       Mengyi Ye
FirstName LastName